Exhibit 99.1

IGI Investor Presentation Second Quarter 2022 August 2022

Forward Looking Statements 2 International General Insurance Holdings Ltd. This presentation contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995 . The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . Forward - looking statements contained in this presentation may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside of the control of IGI and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates ; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees ; (3) changes in applicable laws or regulations ; (4) the outcome of any legal proceedings that may be instituted against the Company ; (5) the potential effects of the COVID - 19 pandemic and emerging variants ; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others ; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; (8) the inability of the Company to complete the proposed acquisition of EIO or the failure to realize the anticipated benefits of the proposed acquisition of EIO; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements. You should not place undue reliance upon any forward - looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Key Market Data (1) Stock Exchange Nasdaq Symbol IGIC Market Cap/Price $356mm / $7.80 Sh. Equity/BVPS $394mm / $8.64 Employees 318 » “Underwriting first” individual risk underwriting strategy focused on profitable growth, diversification, and lower volatility » Underwriting portfolio well - diversified by line of business, product, and territory serviced by 92 underwriters 1 across 7 offices » Performance - based culture with well - respected and recognized leadership and proven expertise in intelligent risk selection across a diverse range of specialty lines » Uniquely positioned to capitalize on market opportunities through dynamic portfolio management across market cycles » Balance sheet strength and stability focused on capital preservation underpinned by a prudent reserving philosophy and conservative investment strategy » Strong shareholder alignment through significant insider ownership (Jabsheh family ownership: 30.6%) Overview IGI is an international specialist (re)insurance group with deep technical expertise providing coverage across a diversified portfolio of specialty lines A A - (1) Data as of June 30, 2022 Commitment to long - term total value creation through growth in tangible book value per share plus dividends 3 International General Insurance Holdings Ltd.

Track Record of Maximizing Total Value Creation 11.7% 13.0% 12.4% 12.1% 10.3% 0.1% 9.8% 7.0% 10.3% 13.6% 26.8% 5% 0% 10% 15% 20% 25% 30% 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 6M 2021 Average ROE 2012 - 6M 2022: 11.6% $7.12 $8.32 $9.20 $9.30 $10.43 $10.72 $11.36 $12.17 $10.70 $11.51 $11.53 $8 $10 $12 $14 CAGR 2012 – 6M 2022: 4.9% Core Operating Return on Average Shareholders’ Equity Tangible Book Value Per Share plus Dividends Public listing on Nasdaq (1) 4 International General Insurance Holdings Ltd. $6 $4 $2 $0 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Jun - 22 (1) IGI completed a business combination with Tiberius Acquisition Corp. and began trading on Nasdaq on March 18, 2020. As a result of the Business Combination, $41 million of capital was raised; in addition, IGI’s total shares outstanding were reduced causing a dilutive impact of approximately 33%.

UVE AIZ PLMR RE HI IGIC PGR AMSF G AFG ACGL SIGI IFC - CA KNSL ALL TRV WRB CB RLI WTM FFH - CA UIHC LRE - LON KMPR JRVR SPNT AXS DGICA UFCS ARGO RNR PRA AIG Y EIG ORI SAFT MCY THG MKL HMN CNA BRK.B CINF Return on Tangible Equity and Sharpe Ratio 12/31/2002 - 12/31/2021 Superior Total Value Creation Source: Dowling Research. Note: The chart represents 10 - year average ROTE and Sharpe ratio (or shorter period for companies where 10 years is not available). Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company’s ROTE Standard Deviation. Lower Volatility, Higher Returns Higher Volatility, Higher Returns Higher Volatility, Lower Returns Lower Volatility, Lower Returns » Proven track record of higher, more consistent returns with lower volatility 5 International General Insurance Holdings Ltd.

Global Presence, Local Knowledge » Main underwriting hubs in UK, Europe, Middle East / North Africa, Asia Pacific covering a mix of mature and high - growth, under - represented geographies » Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and trusted relationships London Underwriting headquarters for UK and US business Bermuda Group holding company domicile Underwriting parent company Casablanca Africa underwriting hub Amman Operational headquarters Kuala Lumpur Asia underwriting hub Malta Europe underwriting hub Dubai Middle East underwriting hub 6 International General Insurance Holdings Ltd.

Strategy to Maximize Total Value Creation over the Long-term

Consistent Execution of Underwriting Strategy

- Individual risk underwriting facilitates tighter risk control
- Global footprint, local knowledge, long relationships
- Deep technical expertise, specialized experience
- Dynamic cycle management, focused on lines with strong margins and rate momentum
- Lower volatility, prudent use of reinsurance, managed CAT exposure

Balance Sheet Strength, Prudent Use of Capital

- Maintain optimal level of capital for "underwriting first" strategy; return excess capital in dividends, share repurchases
- Zero financial leverage
- Prudent reserving philosophy
- Conservative investment portfolio structure – high quality fixed income; duration management

Track Record of Strong Underwriting Results

- Underwriting strategy results in average 4 pt combined ratio advantage[1] vs. peers
- 10-year average 88.3% combined ratio
- 10-year average 11.6% core operating ROE, including soft market years
- Top quartile risk adjusted return, low relative volatility[2]

(1) Represents difference in average combined ratios for the period 2012 – Q2 2022 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London
(2) Source Dowling Research (see Slide 5)

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International General Insurance Holdings Ltd. 8 Well - Positioned for Future Total Value Creation Opportunities Build - out of US/European Business » US: $32.8mm GWP through 6/30/2022, including E&S business; all short - tail, primarily energy, property, and contingency » Europe: $23.9mm GWP through 6/30/2022; predominantly long - tail lines, supplemented by some short - tail business » Steady growth in short - tail lines where conditions remain strong (energy, construction, property): cumulative short - tail lines net rate increases at 6/30/2022: 4.3% » Continued build out of long - tail opportunities - cumulative net rate increases at 6/30/2022: 11.3%; dedicated expertise expanded in Asia Pacific, MENA, Europe » Increased line sizes across various lines Capitalize on Market Opportunities Continued Focus on Diversification and Growth » Expected growth in Scandinavia through planned acquisition of Norwegian energy MGA » On - the - ground presence in Bermuda with expected near - term buildout of reinsurance treaty business » Continued growth of new lines introduced in 2020/21 » Single “hub” underwriting approach promotes efficiency in decision - making across markets » Continuous evaluation of opportunities to enter new lines/markets while maintaining overall risk appetite Prudent Capital Management » Efficient use of capital, prioritizing profitable growth in underwriting first, then returning capital to shareholders through dividends and share repurchases » Current share repurchase authorization of up to 5 million common shares; regular quarterly common share dividend of $0.01 per share

Overview Q2 2022 $176.4 million Gross Written Premium Compared to $166.1 mm in Q2’21 Premium growth of 6.2% driven by new business and portfolio optimization achieving rate increases and improved terms and conditions $40.4 million Net Underwriting Results Compared to $20.9 in Q2’21 Increase of 93.3% driven by disciplined and opportunistic underwriting, and a lower level of losses 74.8% Combined Ratio Compared to 92.3% in Q2’21 17.5pt improvement driven by higher earned premium and 5.7pts favorable reserve development 30.0% Core Operating ROAE Compared to 9.1% in Q2’21 20.9pt improvement due to higher earned premium, a lower level of losses, and favorable development Financial Performance Developments Continued commitment to underwriting strategy with focus on profitable growth, niche coverages and diversification; proposed acquisition of Oslo - based energy MGA to build Scandinavian business; on - the - ground presence in Bermuda with expected near - term buildout of reinsurance treaty business Share repurchase authorization of up to 5 million shares; repurchases YTD 2022 (as of August 16, 2022) 35,356 common shares at an average price per share of $7.51 Strong relationships with brokers/clients based on deep technical expertise in markets with niche coverages, high - quality proactive claims service, and demonstrated ability to shift underwriting focus with market opportunities International General Insurance Holdings Ltd. 9

$250 $200 $150 $100 $50 $0 $300 $350 $400 $450 $500 $550 2012 2013 2014 Energy Contingency 2017 2018 Property Financial Institutions 2019 2020 General Aviation 2021 GWP $Millions Reinsurance Political violence Marine Professional Lines 2015 2016 Engineering Inherent Defects Insurance United Kingdom 28.4% Asia 9.7% Middle East 10.6% Worldwide 8.3% Africa 6.4% Central America 6.1% Caribbean 8.2% North America 9.6% 2.2% Australasia South America 2.6% Earnings Stability Through Broad Diversification » Meaningful diversification by line of business, product, geography, broker distribution, facility vs. individual risk, and short vs. long - tail risks » ~25 lines of business written globally, supported by 7 offices 10 International General Insurance Holdings Ltd. GWP by Geography 6/30/2022 GWP by Line of Business Europe 7.9%

$226 $240 $252 $242 $232 $275 $302 $351 $467 $546 $584 88.5% 87.9% 86.5% 84.3% 87.1% 105.0% 88.7% 94.3% 89.3% 86.4% 73.5% 1 $0 $100 $200 $300 $400 $500 $600 2012 2013 2014 2015 Reinsurance 2016 2017 2018 Short - Tail 2019 2020 IGI Combined Ratio 2021 LTM Q2'22 Long - Tail Track Record of Profitable Growth & Strong Cycle Management » Prudent growth and cycle management balancing growth and risk selection » Opportunistic approach to capitalizing on market dislocation » 2012 – Q2 2022 GPW CAGR: 10.4% » 2012 – Q2 2022 combined ratio average: 88.3% Strong Cycle Management 11 International General Insurance Holdings Ltd. (1) Combined ratio 6/30/2022 GWP $Millions

$80.6 $47.7 $39.6 $40.5 $61.5 $161.3 $99.0 $66.5 $99.2 $112.3 89% 88% 86% 84% 87% 105% 89% 94% 89% 86% 0% 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 '12 '14 '13 IGIC Combined Ratio '15 Weather '16 '17 '18 Earthquakes / Tsunamis '19 '20 '21 Specialist Individual Risk Strategy to Protect Capital and Optimize Profitability » Retentions range between $ 1 mm - $ 12 . 5 mm depending on underlying business lines » Catastrophe protection up to $90 mm which protects against 1:250 single - event » 74% individually underwritten as of June 30, 2022; 19% MGA - originated; 7% reinsurance » Class - underwriting profit centers irrespective of geography of risk » In - depth risk assessment of underlying exposure » Facultative reinsurance designed to enhance risk - adjusted returns » Prudent use of treaty reinsurance to protect capital Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, IGI. 2021 Hurricane Ida, Winterstorm Uri 2017 Hurricanes Harvey, Irma, Maria 2018 Hurricane Michael, California wildfires Man - made $Billions 12 International General Insurance Holdings Ltd.

Asset Allocation Total Investment Portfolio Credit Quality Fixed Maturity Portfolio Conservative Investment Strategy » Investment portfolio managed conservatively to ensure on - going ability to pay claims and improve ROE while avoiding undue risk Total Investment Portfolio of $905.8 Million 6/30/2022 Average Credit Quality: A - Average Duration: 3.5 Years Geographic Diversification Fixed Maturity Portfolio North America 20% UK 7% Europe 12% Australasia 20% Middle East 40% Worldwide 1% AAA 1.0% AA 9.3% A 59.3% BBB 28.9% Non - Investment Grade / Unrated 1.5% Equivalents 16.5% 13 International General Insurance Holdings Ltd. Term Deposits 24.2% Fixed Income Securities 52.2% Equity Securities 4.7% Real Estate Cash & Cash 2.4%

37% 56% 2017 6/30/2022 31% 36% 2017 (1) Data based on case + IBNR reserve development. 6/30/2022 IBNR Net Reserves As % of Total Net Reserves Specialty – Long - Tail As % of Total NPW Prudent Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation » IBNR reserves reflect growth of specialty long - tail lines (average duration 4 - 7 years) » History of releasing reserves once losses are fully developed » No U.S. casualty exposure Favourable Reserve Development $27 $24 $23 $9 $6 $6 $16 $23 15% 17% 16% 5% 3% 2% 5% 13% 2015 2016 2017 2018 2019 2020 Favorable Development / NPE 2021 6M'2022 14 International General Insurance Holdings Ltd.

Commitment to Social Responsibility and Governance Our purpose: To provide peace of mind in times of uncertainty. This is core to our values, our business, and our corporate character. We have a long track record of supporting our people and our communities. IGI Values are Embedded Throughout the Company Mature governance structure: » Majority independent Board with well - defined committees and charters » Robust corporate policies – subject to regular review » ESG Committee formed to transition to broader ESG strategy reporting to Executive and Board History of community and social support: » Significant investment in support of arts, educational, and health initiatives » Culture of participation and giving back to the communities where our people live and work Long standing commitment to Diversity & Inclusion: » Diversified workforce: culture, gender, religion, race, age, etc. » Fourth consecutive year of support for Lloyds of London ‘Dive In Festival’ supporting D&I in insurance; designated country lead for future ‘Dive In’ events in Jordan Sustainability: » ESG Committee to investigate sustainability, climate risk initiatives 15 International General Insurance Holdings Ltd.

Appendix

Selected Financial Data

($ in mm)	Year ended December 31, 2017	2018	2019	2020	2021	Quarter ended June 30, 2021	2022
Operating Results:							
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$545.6	$166.1	$176.4
Net Underwriting Results	23.6	56.1	52.0	77.4	105.8	20.9	40.4
Core Operating Earnings	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.2**	**$8.8**	**$29.4**
Core Operating Return on Equity (1)	**0.1%**	**9.8%**	**7.0%**	**10.3%**	**13.6%**	**9.1%**	**30.0%**
Key Metrics:							
Loss Ratio	59.2%	46.5%	54.8%	53.5%	51.0%	57.0%	40.1%
Policy acquisition expense ratio	24.7%	22.9%	21.1%	19.2%	18.3%	18.6%	17.7%
G&A expense ratio	21.1%	19.3%	18.2%	16.6%	17.1%	16.7%	17.0%
Combined Ratio	**105.0%**	**88.7%**	**94.1%**	**89.3%**	**86.4%**	**92.3%**	**74.8%**
Financial Position:							
Investments and Cash Portfolio	$489.6	$505.0	$604.7	$775.3	$914.3	$853.0	$905.8
Debt	--	--	--	--	--	--	--
Shareholders' Equity	301.4	301.2	312.1	381.0	401.9	390.2	393.9
Book Value per Share	--	--	--	$8.39	$8.83	$8.58	$8.64
Select Ratios:							
Retention Ratio (NPW / GPW)	*58.4%*	*67.4%*	*72.2%*	*72.4%*	*70.1%*	*65.9%*	*65.9%*
Premium Leverage (NPE / Shareholders' Equity)(2)	*48.7%*	*60.8%*	*71.6%*	*90.8%*	*90.6%*	*89.8%*	*95.3%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Investment Leverage(3)	*162.5%*	*167.6%*	*200.8%*	*248.4%*	*240.0%*	*223.9%*	*225.4%*

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents annualized net premium earned for the quarter divided by prior year end shareholders' equity.
(3) Represents the sum of (a) cash and short-term deposits, and (b) total investments (sum of investments, investment properties and investments in associates) divided by prior year end shareholders' equity.

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IFRS Summary Income Statement

	Year Ended December 31,					Quarter ended June 30,	
($ in mm)	2017	2018	2019	2020	2021	2021	2022
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$545.6	$166.1	$176.4
Reinsurance Share of Insurance Premiums	(114.3)	(98.2)	(97.1)	(128.9)	(163.0)	(56.6)	(60.2)
Net Written Premiums	**$160.8**	**$203.4**	**$252.2**	**$338.4**	**$382.6**	**$109.5**	**$116.2**
Net Change in Unearned Premiums	(14.0)	(20.1)	(36.6)	(54.9)	(37.4)	(24.0)	(20.4)
Net Premiums Earned	**$146.7**	**$183.3**	**$215.5**	**$283.5**	**$345.2**	**$85.5**	**$95.8**
Net Claims and Claim Adjustment Expenses	(86.9)	(85.3)	(118.1)	(151.7)	(176.2)	(48.7)	(38.4)
Net Policy Acquisition Expenses	(36.2)	(42.0)	(45.4)	(54.4)	(63.2)	(15.9)	(17.0)
Net Underwriting Results	**$23.6**	**$56.1**	**$52.0**	**$77.4**	**$105.8**	**$20.9**	**$40.4**
Total Investment Income [(1)]	13.6	9.4	13.0	8.5	8.7	4.3	1.6
General & Administrative Expenses	(30.9)	(35.4)	(39.3)	(46.9)	(58.9)	(14.3)	(16.3)
Listing Associated Extraordinary Expenses	-	-	(4.8)	(3.4)	-	-	-
Other Expenses, net	(1.8)	(1.2)	(1.4)	(4.4)	(6.0)	(0.8)	1.1
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	(4.4)	0.7	0.4	3.6
Gain / (Loss) on Foreign Exchange	2.6	(3.4)	5.7	2.5	(4.9)	(1.9)	(9.2)
Profit Before Tax	**$7.0**	**$25.6**	**$25.3**	**$29.3**	**$45.4**	**$8.8**	**$21.2**
Tax	0.0	(0.1)	(1.7)	(2.1)	(1.7)	(0.6)	0.6
Profit for the Period	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$43.7**	**$8.2**	**$21.8**

(1) Includes interest, dividend income, realized and unrealized gain / loss on investments and investment properties, expected credit losses on investments and share of profit or loss from associates net of investment custodian fees and other investment expenses.

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IFRS Reconciliation – Core Operating Earnings

	Year Ended December 31,					Quarter ended June 30,	
($ in mm)	2017	2018	2019	2020	2021	2021	2022
Profit For the Period	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$43.7**	**$8.2**	**$21.8**
Realized Losses / (Gains) on Investments	(3.1)	(1.3)	(1.0)	(0.9)	(0.3)	(0.4)	-
Net Impairment Losses Recognized in Earnings	0.1	0.0	(0.0)	-	-	-	-
Unrealized Loss (Gain) on Revaluation on Financial Assets[1]	-	0.9	(1.6)	-	-	-	-
Expected Credit Losses on Investments	-	-	-	0.3	0.2	-	(0.3)
Unrealized Losses / (Gains) on Investments	(0.1)	-	-	-	(3.0)	(0.8)	3.0
Losses / (Gains) on Investment Properties	-	-	0.3	2.0	1.3	0.7	0.3
Fair value loss on investment properties held through associates	(1.0)	0.9	0.4	1.5	7.3	(0.2)	-
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	4.4	(0.7)	(0.5)	(3.6)
(Gain) / Loss on Foreign Exchange (Tax Adjusted)[1]	(2.6)	3.4	(4.9)	(2.3)	4.7	1.8	8.2
Listing Associated Extraordinary Expenses[2]	-	-	4.8	3.4	-	-	-
Core Operating Income	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.2**	**$8.8**	**$29.4**

(1) Represents a non-IFRS financial measure as the line item balances reported in the "IFRS Summary Income Statement" have been adjusted for the related tax impact.
(2) Related to the business combination with Tiberius Acquisition Corp. in March 2020.

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For more information: 20 International General Insurance Holdings Ltd. Investor Relations Robin Sidders (Head of Investor Relations) Email: Robin.Sidders@iginsure.com Telephone: +44 2072 200100 Mobile: +44 7384 514785